Exhibit 99.1

Taomee Filed 2012 Annual Report on Form 20-F

SHANGHAI, April 17, 2013 — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today announced that it has filed its annual report on Form 20-F including its audited financial statements for the fiscal year ended December 31, 2012, with the Securities and Exchange Commission on April 17, 2013. Taomee’s Form 20-F can be accessed on the Company’s investor relations website at http://ir.taomee.com/ as well as on the SEC’s website at http://www.sec.gov. Shareholders and ADS holders may also obtain a hard copy of the Company’s annual report on Form 20-F free of charge by a written request to Na You, Investor Relations Manager, Taomee Holdings Limited., 14F, A-2 Building, No.1528 Gumei Road, Xuhui District, Shanghai, the People’s Republic of China, or by email to ir@taomee.com.

About Taomee Holdings Limited

Taomee Holdings Limited has become one of China’s leading children’s online entertainment companies. Founded in 2007, Taomee was a pioneer in developing animated franchises for children online in Greater China that are trusted, fun and educational. Initially, the Company’s Mole’s World and Seer franchises and characters attracted millions of children and families through virtual worlds.  Since 2010, the Company has expanded into other online services including social networking, video and mobile applications as well as offline businesses including books, magazines, animated television series and films. Driven by its child-centric culture and expansive cross-media platform, Taomee is committed to delivering exceptional entertainment to children and families in China and across Asia.  For more information, please visit: http://www.taomee.com/en_taomee.html

•                  Visit online virtual world communities at www.61.com

•                  Watch animations and films at http://v.61.com/

•                  Download mobile games and applications at http://m.61.com/

•                  Share with other parents and caregivers at http://mama.61.com/

For further information, please contact

Taomee Holdings Limited

Na You

IR Manager

Phone: 86-21-61280056-8578

Email:  ir@taomee.com

4